May 10, 2006

Mail Stop 4561

Steven R. Garman
President and Chief Executive Officer
QI Systems, Inc.
704 Saddlebrook Drive
Colleyville, TX 76034

Re: QI Systems, Inc.
Amendment 2 to Registration Statement on Form S-4
Filed February 22, 2006
File No. 333-130594


Dear Mr. Garman:

      We have reviewed your response letter dated March 6, 2006 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your response to prior comment 1 of our letter dated
March
1, 2006. As discussed in a teleconference on May 8, 2006 between Anne
Nguyen of our staff and Dean Tetirick, please confirm that you will comply, as applicable, with the requirements of Rule 414, including the filing of the amendment set forth in Rule 414(d).

2. As indicated in your response letter dated March 6, 2006, please revise the legal opinion to include the review procedures discussed in response to prior comment 2.


*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, please contact Anne Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-
3462.

 Sincerely,


 Mark P. Shuman
 Branch Chief - Legal


cc: 	Dean A. Tetirick
Cantey & Hanger, LLP
801 Cherry Street, Suite 2100
Fort Worth, TX 76102
Facsimile Transmission: (817) 877-2807